[Letterhead of Roth Capital Partners]
June 10, 2011
By EDGAR
Jeffrey Riedler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Graymark Healthcare, Inc. Registration Statement on Form S-1 File No. 333-164232
Dear Mr. Riedler:
     Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed issue, hereby joins the request of Graymark Healthcare, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m. (Washington, D.C. time) on Tuesday June 14, 2011, or as soon as practicable thereafter.

Sincerely, Roth Capital Partners
By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	Head of Equity Capital Markets

cc:	Michael Rosenthall, Securities and Exchange Commission